February 7, 2014	News Release 14–04

SILVER STANDARD COMPLETES SALE OF CHALLACOLLO PROJECT

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard”) announces today that it has completed the sale of its Challacollo project in Region I, Chile to Mandalay Resources Corporation (TSX: MND) (“Mandalay”) for aggregate consideration at closing of $7.5 million in cash and 12 million common shares of Mandalay. This transaction was previously announced in Silver Standard’s press release dated December 20, 2013.

SOURCE: Silver Standard Resources Inc.

For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, B.C.
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, please register using the Silver Standard website at www.silverstandard.com.